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                    November 16, 2023

       John Swallow
       President & CEO
       Idaho Strategic Resources, Inc.
       201 N. 3RD Street
       Coeur d   Alene, ID 83814

                                                        Re: Idaho Strategic
Resources, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2023
                                                            File No. 333-275469

       Dear John Swallow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Energy & Transportation
       cc:                                              Lukas O   Dowd, Esq.,
of Lyons O   Dowd, PLLC